As filed with the Securities and Exchange Commission on January 30, 1998
                                         Registration No. 333-
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           __________________________

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                           __________________________

                              SOFTNET SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)
             NEW YORK                                  11-1817252
 (State or other jurisdiction of           (I.R.S Employer Identification No.)
  incorporation or organization)
                                520 Logue Avenue
                            Mountain View, CA  94043
                                 (650) 965-3700
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                A.J.R. Oosthuizen
                      Chief Executive Officer and President
                              SoftNet Systems, Inc.
                                520 Logue Avenue
                            Mountain View, CA  94043
                                 (650) 965-3700
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           ___________________________
                                    Copy To:
                              H. George Mann, P.C.
                             McDermott, Will & Emery
                             227 West Monroe Street
                          Chicago, Illinois  60606-5096
                           ___________________________

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.
                           ___________________________

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. /__/

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /__/

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /__/

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. /__/

                           __________________________

                         CALCULATION OF REGISTRATION FEE
     TITLE OF EACH CLASS OF                                                                                            AMOUNT OF
           SECURITIES               AMOUNT TO BE         PROPOSED MAXIMUM OFFERING     PROPOSED MAXIMUM AGGREGATE    REGISTRATION
        TO BE REGISTERED             REGISTEREd              PRICE PER UNIT(1)               OFFERING PRICE             FEE
Common Stock, $0.01 par        2,697,320(2)(3)                    $6.4375                     $17,364,000             $5,122.38
value(2)  . . . . . . . . . . .
(1)     Estimated solely  for purposes  of calculating  the amount  of the  registration fee  pursuant to Rule  457(c) of  the
        Securities  Act of 1933,  based on the  average of  the high and  low sales price  of a  share of Common  Stock of the
        Registrant on the American Stock Exchange as reported in the consolidated reporting system on January 26, 1998.
(2)     Consists  of  Common Stock  issuable  upon  exercise of  stock  purchase  warrants and  upon  conversion  of Series  A
        Convertible Preferred Stock.
(3)     The shares of  Common Stock set forth in the  Calculation of Registration Fee Table includes a  good faith estimate of the  number of shares of Common Stock underlying the Series  A Convertible Preferred Stock (including shares issued as a result of any  premium paid in Common  Stock or as a result  of conversion default payments) and the  warrants, and, pursuant to Rule  416 of the  Securities Act of  1933, as amended  (the "Securities  Act"), such additional number  of shares  of the Registrant's Common Stock that may become  issuable as a result of any stock splits, stock dividends or anti-dilution  provisions (including  by reason  of the  floating rate  conversion price  mechanism and  certain other adjustments, as set forth in the Certificate of Amendment designating the Series A Convertible Preferred Stock).


       THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
  SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                   SUBJECT TO COMPLETION, DATED JANUARY 30, 1998

  PROSPECTUS

                               SOFTNET SYSTEMS, INC.
                         2,697,320 Shares of Common Stock
                                 ($0.01 par value)

       This Prospectus covers the sale from time to time of up to 2,697,320 issued and outstanding shares (the "Shares") of Common Stock, par value $0.01 per share ("Common Stock"), of SoftNet Systems, Inc., a New York corporation (the "Company"), by certain shareholders of the Company (the "Selling
  Shareholders"). The Selling Shareholders or their respective pledgees, donees, transferees or other successors in interest may from time to time sell the Shares directly or through one or more broker-dealers, in one or more transactions on the American Stock Exchange, in privately negotiated transactions or otherwise, at prices related to the prevailing market prices or at negotiated prices. See "Plan of Distribution."

       The Shares consist of Common Stock issued or issuable upon exercise of outstanding stock purchase warrants and the Company's Series A Convertible Preferred Stock, par value $0.01 per share (the "Convertible Preferred Stock"). In addition, the Shares include a good faith estimate of the number of shares underlying the Convertible Preferred Stock and, pursuant to Rule 416 of the Securities Act of 1933, as amended (the "Securities Act"), the actual number of shares offered hereby includes such additional number of shares of Common Stock as may become issuable upon conversion of the Convertible Preferred Stock or as a result of stock splits, stock dividends and anti-dilution provisions (including, by reason of any reduction in the floating rate conversion price mechanism and certain other adjustment mechanisms of the Convertible Preferred Stock).

       The Company will not receive any of the proceeds from the sale of the Shares. The Company has agreed with the Selling Shareholders to register the Shares offered hereby and to pay the expenses incident to the registration and offering of the Shares, except that the Selling Shareholders will pay any applicable underwriting commissions and expenses, brokerage fees and transfer taxes, as well as the fees and disbursements of counsel to and experts for the Selling Shareholders.

       The Company's Common Stock is listed on the American Stock Exchange under the symbol SOF. On January 29, 1998, the last reported sales price of the Common Stock on the American Stock Exchange was $6-5/8 per share.

       SEE "RISK FACTORS" ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS TO BE CONSIDERED BY PROSPECTIVE INVESTORS.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
          EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
          THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
              COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                  PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY
                              IS A CRIMINAL OFFENSE.

       This Prospectus is to be used solely in connection with sales of the Shares from time to time by the Selling Shareholders.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER WOULD BE UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                The date of this Prospectus is _____________, 1998.

  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                              AVAILABLE  INFORMATION

       SoftNet Systems, Inc. (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, the registration statement related to this offering and other information filed by the Company may be inspected and copied at the public reference facilities of the Commission located at 450 Fifth Street N.W., Washington D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates or accessed electronically on the Commission's home page on the World Wide Web at http://www.sec.gov.
  In addition, reports, proxy statements and other information filed by the Company may be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006, upon which the Common Stock of the Company is traded.

       The Company has filed with the Commission, a Registration Statement on Form S-3 (together with all amendments, schedules and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), covering the sale of the Shares by the Selling Shareholders from time to time. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Statements made in the Prospectus as to the contents of any contract, agreement or other document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement for a more complete description. Each such statement is qualified in its entirety by such reference.


                  INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

       The following documents filed by the Company with the Commission (File No. 1-5270) pursuant to the Exchange Act are incorporated herein by reference:

            1. The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1997 ("Form 10-K").

            2.  The Company's Current Report on Form 8-K dated January 12,
       1998.

            3. The description of the Company's Common Stock contained in the Company's Current Report on Form 8-K dated February 3, 1998.

            4. The Company's amendment to its Form 10-Q for the quarter ended December 31, 1996 filed with the Commission on January 27, 1998.

            5. The Company's amendment to its Form 10-Q for the quarter ended March 31, 1997 filed with the Commission on January 27, 1998.

            6. The Company's amendment to its Form 10-Q for the quarter ended June 30, 1997 filed with the Commission on January 28, 1998.

            7. The Company's amendment to its Form 10-K for the year ended September 30, 1997 filed with the Commission on January 28, 1998.

            8. The Company's Schedule 14A filed with the Commission on January 28, 1998.

       All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date such documents were filed. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to Mark Phillips, Treasurer, SoftNet Systems, Inc., 520 Logue Avenue, Mountain View, California 94043.


                                    THE COMPANY

       SoftNet Systems, Inc. is engaged in the business of developing, marketing, installing and servicing electronic information and document management systems that allow customers to electronically request and electronically receive information. The Company's strategy includes the selling of products and services that, when taken together with a customer's existing computer, data and voice communication systems, can consolidate all information within an enterprise into a common, electronically accessible information warehouse, regardless of geographic diversity. The Company operates through three segments: document management, telecommunications and Internet services.

       The document management segment designs, develops, and manufactures electronic and film based imaging products. This segment provides intelligent document management solutions to its customers, utilizing cost-saving automation. All of the Company's products, both hardware and software, are based on industry standard client-server architecture, providing flexibility to connect to a wide variety of information systems. The hardware manufactured by the Company includes a family of Computer Output to Microfilm ("COM") printers. The Company's software principally captures information from a variety of sources, intelligently indexes the data and outputs it to a variety of storage media including optical disk, magnetic disk and tape, CD-ROM, and microfilm and microfiche. The image source and storage media are transparent to the system user.

       The telecommunications segment provides communication solutions through the design, implementation, maintenance and integration of voice, data and video communication equipment and service. The telecommunications segment operates throughout the Midwest with offices in Kansas City, Kansas and the greater metropolitan area, Columbia, Missouri; Wichita, Kansas and Milwaukee, Wisconsin. The Company's telecommunications product offerings include third party manufactured telephone systems and call processing systems (including call centers, voice messaging, interactive voice response ("IVR") and computer telephone integration ("CTI")). Additionally, the Company develops software for IVR and CTI applications, sells local and long distance network services, provides maintenance services for existing customers and provides cabling and data communications. The telecommunications segment markets its products and services primarily to customers with 25 or more telephones located in the Midwest.

       The Internet services segment provides Internet access as well as World Wide Web and database development. It is also a provider of Internet services over the cable television infrastructure to consumers and businesses. The segments primary service offering, the ISP ChannelSM, allows small to middle market cable and wireless cable operators to connect their subscribers to the Internet via cable modems. For businesses, the segment offers services which provide a platform for Internet and Intranet connectivity solutions and networked business applications over both cable infrastructure and leased telecommunication lines. By combining an Internet distributed architecture with cable and telephone technology, Media City World, a wholly-owned subsidiary of Softnet, services provide a compelling platform for nationwide delivery of network-based business applications.

       The Company maintains corporate offices in Mountain View, California. The Company was incorporated in New York in December 1956. Its principal executive offices are located at 520 Logue Avenue, Mountain View, California 94043 and its telephone number is (650) 975-3700.


                                  USE OF PROCEEDS

       The Company will not receive any proceeds from the sale of the Shares by the Selling Shareholders.


            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

       This Prospectus contains forward-looking statements that involve risks and uncertainties. The actual results of the Company could differ significantly from those set forth herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors" as well as those discussed elsewhere in the Company's Form 10-K. Statements contained herein that are not historical facts are forward-looking statements that are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. Words such as "believes", "anticipates", "expects", "intends" and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. A number of important factors could cause the Company's actual results for fiscal 1998 and beyond to differ materially from past results and those expressed in any forward-looking statements made by, or on behalf of, the Company. These factors include, without limitation, those listed in the following "Risk Factors" section.


                                   RISK FACTORS

  LIMITED OPERATING HISTORY; LACK OF PROFITABLE OPERATIONS

       The Company currently operates in three industries; telecommunications, document management and Internet services. On September 15, 1995, a wholly-owned subsidiary of the Company merged with Kansas Communications, Inc. ("KCI"), a company which sells and services telephone systems, third-party computer hardware and application oriented peripheral products such as voice mail, automated attendant systems, interactive voice response and video conferencing systems. On December 29, 1995, KCI acquired the Milwaukee operations of Executone Information Systems, Inc., in a business combination accounted for as a purchase. KCI represents the telecommunications segment of the Company. Also on September 15, 1995, the Company acquired Micrographic Technology Corporation ("MTC") in a business combination accounted for as a purchase. MTC is a designer, developer, manufacturer and integrator of comprehensive, non-paper based systems and components that enable MTC to deliver to its customers cost-effective solutions for storage, indexing and/or distribution of high-volume output data streams. MTC represents the document management segment of the Company. On June 21, 1996, the Company acquired MediaCity World, Inc. ("MCW"), in a business combination accounted for as a purchase. MCW is an Internet service provider whose services include business to business Internet access and web development for sales, marketing and electronic commerce applications. MCW also provides the ISP Channel service, a no-cost solution for small to middle market cable and wireless cable operators that allows these operators to provide broadband Internet access and multimedia voice and video services to their subscribers over the existing cable plant.

      The Company has sustained substantial losses in each of the fiscal years that it has operated in these three industries. In addition, the Company will require significant funds to continue to implement its business strategies. Factors which have had an influence on and may continue to influence the Company, resulting in continued losses, include (i) the Company's expense levels are based on anticipated future revenues and are relatively fixed in the short-term; (ii) the Company incurs significant expenses in connection with research and development of new product and service offerings, and the continued development of its direct and indirect selling and marketing efforts; and (iii) the Company may continue to incur charges related to acquisitions, divestitures, business alliances or changing technologies. As a result, there can be no assurance that the Company will be profitable in the future or that available funds, together with funds provided by operations will be sufficient to fund the Company's ongoing operations. If the Company has insufficient funds, there can be no assurance that additional financing can be obtained on acceptable terms, if at all. The absence of such financing would have a material adverse effect on the Company's business, including a possible reduction or cessation of operations.

  FLUCTUATIONS IN QUARTERLY RESULTS; LACK OF BACKLOG; VOLATILITY OF STOCK PRICE

       Results of operations have fluctuated and may continue to fluctuate significantly from quarter to quarter. Factors which have had an influence on and may continue to influence the Company's results of operations in a particular quarter include the size and timing of customer orders and subsequent shipments, customer order deferrals in anticipation of new products and services, timing of product introductions or enhancements by the Company or its competitors, market acceptance of new products and services, technological changes in the industry, competitive pricing pressures, accuracy of customer forecasts of end-user demand, changes in the Company's operating expenses, personnel changes, foreign currency fluctuations, changes in the mix of products sold, quality control of products sold, disruption in sources of supply, capital spending, delays of payments by customers and general economic conditions. Product sales to the Company's customers typically involve long approval and procurement cycles and can involve large purchase commitments. Accordingly, cancellation or deferral of one or a small number of orders could cause significant fluctuations in the Company's quarterly results of operations.

      Because the Company generally ships products within a short period after receipt of an order, the Company typically does not have a material backlog of unfilled orders, and revenues in any quarter are substantially dependent on orders booked in that quarter. The Company's expense levels are based in large part on anticipated future revenues and are relatively fixed in the short-term. Therefore, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall of orders. Accordingly, any significant shortfall of demand in relation to the Company's expectations or any material delay of customer orders would have an almost immediate adverse impact on the Company's business and results of operations.

      The Company expects to continue to evaluate new product and service opportunities and engage in extensive research and development activities. This will require the Company to continue to invest in research and development and sales and marketing, which could adversely affect short-term results of operations. The Company believes that its future revenue growth and profitability will principally depend on its success in developing new products and services. Failure to increase revenues from new products and services, whether due to lack of market acceptance, competition, technological change or otherwise, would have a material adverse effect on the Company's business and quarterly results of operations.

       As a result, the Company believes that period-to-period comparisons of its revenues and results of operations are not necessarily meaningful and should not be relied upon as indicators of future performance. Due to the aforementioned factors, among others, it is possible that the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock could significantly decline. In addition, the market price for the Company's Common Stock has been volatile and in the future could be adversely affected. Market fluctuations may adversely affect the market price of the Company's Common Stock without regard to the operating performance of the Company. In addition, the Company believes that factors such as announcements of developments related to the Company's business, fluctuations in the Company's results of operations, sales of substantial amounts of securities of the Company into the marketplace, general conditions in the Company's industries or the worldwide economy, an outbreak of hostilities, a shortfall in revenues or earnings compared to analysts' expectations, changes in analysts' recommendations or projections, announcements of new products by the Company or its competitors or developments in the Company's relationships with its suppliers or customers could cause the price of the Company's Common Stock to fluctuate in the future, perhaps substantially. There can be no assurance that the market price of the Company's Common Stock will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Company's performance. General market price declines or market volatility in the future could adversely affect the market price of the Common Stock, and the current market price of the Common Stock may not be indicative of future market prices.


  RAPID TECHNOLOGICAL CHANGE; DEPENDENCE ON NEW PRODUCTS

       There can be no assurance that the Company's future development efforts will result in commercially successful products or that the Company's products and services will not be rendered obsolete by changing technology, new industry standards or new product announcements by competitors. The markets for the Company's products and services are characterized by intense competition, rapid technological advances, evolving industry standards, changes in end-user requirements, frequent new product introductions and enhancements, and rapidly evolving, alternative service offerings. If technologies or standards applicable to the Company's products or service offerings become obsolete or fail to gain widespread commercial acceptance, then the Company's business and results of operations will be materially adversely affected. Moreover, the introduction of products embodying new technology or the emergence of new industry standards could render the Company's existing products, as well as products under development, obsolete and unmarketable.

       The Company's past sales have resulted, to a significant extent, from its ability to anticipate changes in technology and industry standards, and to develop and introduce new and enhanced products and service offerings. The Company's continued ability to adapt to such changes will be a significant factor in maintaining or improving its competitive position and its prospects for growth. Due to rapid technological changes in the Internet, telecommunication and document imaging industries, the lengthy product approval and purchase processes of the Company's customers and the Company's reliance on third-party technology for the development of new products and service offerings, however, there can be no assurance that the Company will successfully introduce new products and services on a timely basis or achieve sales of new products and services in the future. In addition, there can be no assurance that the Company will have the financial and manufacturing resources necessary to continue to successfully develop new products based on emerging technology or to otherwise successfully respond to changing technology and/or industry standards. Moreover, due to intense competition, there may be a time-limited market opportunity for the Company's cable-based consumer and business Internet services. There can be no assurance that the Company will be successful in achieving widespread acceptance of its services before competitors offer products and services with speed and performance similar to the Company's current offerings.

  DEPENDENCE ON THE INTERNET; SECURITY RISKS; GOVERNMENT REGULATION

       Market acceptance of the Company's Internet services is substantially dependent upon the adoption of the Internet for communications, entertainment and commerce. In addition, critical issues concerning the commercial use of the Internet remain unresolved and may affect the growth of Internet use, especially in the business and consumer markets targeted by the Company. Despite growing interest in the commercial possibilities for the Internet, many businesses and consumers have been deterred from purchasing Internet access services for a number of reasons, including inconsistent quality of service, lack of availability of cost-effective, high-speed service, a limited number of local access points for corporate users, inability to integrate business applications on the Internet, the need to deal with multiple and frequently incompatible vendors, inadequate protection of the confidentiality of stored data and information moving across the Internet and a lack of tools to simplify Internet access and use. The adoption of the Internet for commerce and communications, particularly by those individuals and enterprises that have historically relied upon alternative means of commerce and communication, generally requires understanding and acceptance of a new way of conducting business and exchanging information. In particular, enterprises that have already invested substantial resources in other means of conducting commerce and exchanging information, or in relationships with other Internet service providers ("ISPs"), may be reluctant and slow to adopt a new strategy that may make their existing personnel, infrastructure and Internet service provider relationship obsolete. If the market fails to develop, develops more slowly than expected or market competition increases, the Company's business, operating results and financial condition may be materially adversely affected.

       Despite the implementation of security measures, the Company's or the Company's cable affiliates' networks may be vulnerable to unauthorized access, computer viruses and other disruptive problems. Internet service providers and online service providers have in the past experienced, and may in the future experience, interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. Unauthorized access could also potentially jeopardize the security of confidential information stored in the computer systems of the Company and its subscribers, which may result in liability of the Company to its subscribers and also may deter potential subscribers. Although the Company intends to continue to implement industry-standard security measures, such measures have been circumvented in the past, and there can be no assurance that measures implemented by the Company will not be circumvented in the future. Moreover, the Company has no control over the security measures that the Company's cable affiliates adopt. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to the Company's subscribers, which could have a material adverse effect on the Company's business, operating results and financial condition.

       Although the Company's services are not directly subject to current regulations of the Federal Communications Commission ("FCC") or any other federal or state communications regulatory agency, changes in the regulatory environment relating to the Internet connectivity and the telecommunications markets, including regulatory changes that, directly or indirectly, affect telecommunications costs, limit usage of subscriber-related information or increase the likelihood or scope of competition from the Regional Bell Operating Companies ("RBOCs") or other telecommunications companies, could affect the prices at which the Company may sell its services. For example, proposed regulations by the FCC would require discounted Internet connectivity rates for schools and libraries, which would limit revenues without reducing related costs. The Company cannot predict the impact, if any, that future regulation or regulatory changes might have on its business. In addition, regulation of cable television rates may affect the speed at which the Company's cable affiliates upgrade their cable infrastructures to two-way hybrid fiber coaxial cable ("HFC"). Currently, the Company's cable affiliates have generally elected to classify the distribution of the Company's services as "additional cable services" under their respective franchise agreements, and to pay franchise fees in accordance therewith. Local franchise authorities may attempt to subject the cable affiliates to higher or other franchise fees or taxes or otherwise seek to require them to obtain additional franchises in connection with their distribution of the Company's services. There are thousands of franchise authorities in the United States alone, and thus it will be difficult or impossible for the Company or its cable affiliates to operate under a unified set of franchise requirements. It is possible that governmental authorities may attempt to impose additional fees or regulations on cable affiliates carrying the Company's services. In the event that the FCC or another governmental agency were to classify the cable system operators as "common carriers" of Internet services, or cable system operators were to seek such classification as a means of protecting themselves against liabilities, the Company's rights as the exclusive Internet Service Provider over the systems of certain of the cable affiliates could be lost. In addition, if the Company or its cable affiliates were classified as common carriers, they could be subject to government-regulated tariff schedules for the amounts they could charge for their services. To the extent the Company increases the number of foreign jurisdictions in which it offers its services, the Company will be subject to additional governmental regulation. Any future implementation of any of the aforementioned regulations, or any other regulation not necessarily discussed herein, could have a material adverse effect on the Company's business, operating results and financial condition.

      In addition, the Company's business and results of operations may also be adversely affected by the imposition of certain tariffs, duties and other import restrictions on components which the Company obtains from non-domestic suppliers. Changes in or future laws or regulations, in the U.S. or elsewhere, could materially adversely affect the Company's business and results of operations.


  NEED FOR ADDITIONAL FINANCING

      The Company must continue to enhance and expand its product and service offerings in order to maintain its competitive position and increase its market share. As a result, the continuing operations of the Company's business may require substantial capital infusions. Whether or when the Company can achieve cash flow levels sufficient to support its operations, its development of new products and services, and its expansion of its Internet business cannot be accurately predicted. Unless such cash flow levels are achieved, the Company will require additional borrowings or the sale of debt or equity securities, or some combination thereof, to provide funding for its operations. In December 31, 1997, the Company completed a private placement of Series A Convertible Preferred Stock for $5 million to fund its expansion of the Company's Internet business. In the event that the Company cannot generate sufficient cash flow from its operations, or is unable to borrow or otherwise obtain additional funds to finance its operations when needed, the Company's financial condition and results of operations could be adversely affected.


  COMPETITION

       The markets for the Company's products and services are intensely competitive and the Company expects competition to increase in the future. Many of the Company's competitors and potential competitors have greater financial, technological, manufacturing, marketing and human resources than the Company. Any increase in competition could reduce the Company's gross margin, require increased spending by the Company on research and development and sales and marketing, and otherwise materially adversely affect the Company's business and results of operations. In the document management industry, the Company competes on the basis of breadth of offering different document management solutions, cost, flexibility, and customer service. The Company has a number of direct competitors, including Anacomp and Mobius. These competitors have longer operating histories, greater name recognition, and significantly greater financial, technical, and marketing resources than the Company. In the telecommunications industry the Company competes on the basis of customer service, flexibility and breadth of offering different technological products and solutions. The Company competes with Lucent Technologies, Inc., Northern Telecom, Siemens and the RBOCs. These competitors have longer operating histories and significantly greater financial, technical, marketing, and other resources, as well as greater name recognition, than the Company. In addition, the RBOCs are currently subject to a variety of government regulations limiting the manufacture, marketing and sale of certain products and services in the telecommunications market. If any of these restrictions were to be eliminated or lessened, the Company's business could be materially adversely affected. Furthermore, the markets for the Company's Internet products and services are considered to be especially competitive and the Company expects this competition to intensify in the future. Some of the Company's most direct competitors in the access markets are Internet Service Providers, national long distance carriers and local exchange carriers, wireless service providers, and Internet content aggregators. Several competitors in this area are AT&T, BBN Corporation, Earthlink Network, Inc., Netcom On-Line Communications Services, Inc., PSInet Inc. and WorldCom, Inc., who provide basic Internet access to residential consumers and businesses, generally using existing telephone network infrastructures. This method is widely available and inexpensive. Barriers to entry are low, resulting in a highly competitive and fragmented market. Some of the Company's competitors are offering diversified packages of telecommunications services, including Internet access service, to residential customers and could bundle such services together, which could place the Company at a competitive disadvantage. Many of these competitors are offering (or may soon offer) technologies that will attempt to compete with some or all of the Company's high-speed data service offerings. The bases of competition in these markets include transmission speed, reliability of service, ease of access, price/performance, ease-of-use, content quality, quality of presentation, timeliness of content, customer support, brand recognition, operating experience and revenue sharing. The Company also competes with other cable-based data services that are seeking to contract with cable system operators to bring their services into geographic areas that are not covered by an exclusive relationship between the Company and its cable affiliates. The Company's competitors in the cable-based services market are those cable companies that have developed their own cable-based services and market those services to unaffiliated cable system operators that are planning to deploy data services and with which the Company would like to work. Several cable system operators, including TCI, Cox, Comcast, Time Warner Inc. and the Continental Cablevision have deployed high-speed Internet access services over their existing local hybrid fiber coaxial cable networks. TCI, Cox and Comcast market through @Home while Time Warner plans to market the Road Runner service through Time Warner's own cable systems as well as to other cable system operators nationwide. Many of the Company's competitors and potential competitors have substantially greater financial, technical and marketing resources, larger subscriber bases, longer operating histories, greater name recognition and more established relationships with advertisers and content and application providers than the Company. Such competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to developing Internet services or on-line content than the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adversely affect the Company's business, operating results or financial condition. Further, as a strategic response to changes in the competitive environment, the Company may make certain pricing, service or marketing decisions or enter into acquisitions or new ventures that could have a material adverse effect on the Company's business, operating results or financial condition.

  DEPENDENCE ON THIRD-PARTY TECHNOLOGY

       Some of the Company's products and service offerings incorporate technology developed and owned by third parties. Consequently, the Company must rely upon third parties to develop and introduce technologies which enhance the Company's current products and enable the Company, in turn, to develop its own products on a timely and cost-effective basis to meet changing customer needs and technological trends in its industries. Any impairment or termination of the Company's relationship with any licensers of third-party technology would force the Company to find other developers on a timely basis or develop its own technology. There can be no assurance that the Company will be able to obtain the third-party technology necessary to continue to develop and introduce new and enhanced products, that the Company will obtain third-party technology on commercially reasonable terms or that the Company will be able to replace third-party technology in the event such technology becomes unavailable, obsolete or incompatible with future versions of the Company's products. The absence of or any significant delay in the replacement of third-party technology would have a material adverse effect on the Company's business and results of operations.

  EXCLUSIVITY CONTRACTS; DEPENDENCE ON SOLE SUPPLIERS

       Certain key products resold by the Company are currently contracted exclusively for distribution in certain of the Company's markets. For instance, the Company's telecommunications division currently maintains an exclusivity contract with Executone Information Systems, Inc., for the resale of their products in each of their defined markets. For the year ended September 30, 1997, such products accounted for approximately 30% of the Company's telecommunications business revenues, or 13% of the Company's total revenues. Any change in the exclusivity provisions of these types of contracts, or loss thereof, could have a materially adverse effect on the Company and its results of operations.

       In the Company's manufacturing operations, certain key components may be available to the Company only through a limited number of suppliers. There can be no assurance that delays in key components or product deliveries will not occur in the future due to shortages resulting from the limited number of suppliers, the financial or other difficulties of such suppliers or the possible limited availability in the suppliers underlying raw materials. The inability to obtain sufficient key components or to develop alternative sources for such components, if and as required in the future, could result in delays or reductions in product shipments, which in turn could have a material adverse effect on the Company's customer relationships, its business and its results of operations.


  ABILITY TO EXPAND INTERNET BUSINESS

      The Company's current strategy for growth is to focus on expanding its Internet business. As the Company recently entered the Internet business with its acquisition of MCW in June 1996, it has very limited operating history in this area and consequently has limited experience in the Internet business. The successful expansion of the Company's Internet business will require strategies and operations that are different from those historically used by the Company in connection with its two other business segments.
  There can be no assurance that the Company will be able to develop or maintain strategies and business operations that are necessary to increase the revenues of the Company's Internet business. The Company's ability to manage and expand its Internet business will require the Company to continue to improve its operational, management and financial systems and controls and to train, motivate and manage its employees in an industry in which it has very limited operating history. Consequently, such expansion could place a significant strain on the Company's services and support operations, sales and administrative personnel and other resources. As a result, the Company is subject to certain expansion-related risks, including the risk that it will be unable to retain the necessary personnel or acquire the experience and other resources necessary to service such expansion adequately.


  RISKS ASSOCIATED WITH ACQUISITIONS

      As part of the Company's strategy to enhance and maintain its competitive position, the Company has previously consummated several acquisitions and continues to evaluate potential acquisitions of businesses, products and technologies. In considering an acquisition, the Company may compete with other potential acquirors, many of whom may have greater financial and operational resources. Further, the evaluation, negotiation, and integration of such acquisitions may divert significant time and resources of the Company, particularly of management. There can be no assurance that suitable acquisition candidates will be identified, that any acquisitions can be consummated or that any acquired businesses or products can be successfully integrated into the Company's operations. In addition, there can be no assurance that the previous acquisitions or any future acquisitions will not have a material adverse effect upon the Company, particularly in the fiscal quarters immediately following the consummation of such transactions due to operational disruptions, unexpected expenses and accounting charges which may be associated with the integration of such acquisitions.

  PROPRIETARY TECHNOLOGY; RISK OF THIRD-PARTY CLAIMS OF INFRINGEMENT

       To develop and maintain its competitive position, the Company relies primarily upon the technical expertise and creative skills of its personnel, confidentiality agreements and, to some degree, patents and copyrights. The Company owns patents and has license rights to certain patents held by third parties. These patents and patent rights relate to aspects of the technology used in certain of the Company's products and services. Successful litigation against the Company regarding its patents or patent rights, or infringement by the Company of the patent rights of others, could have a material adverse effect on the Company's business. There can be no assurance that patents issued to or licensed by the Company will not be challenged or circumvented by competitors or be found to be sufficiently broad to protect the Company's technology or to provide it with any competitive advantage. Moreover, the Company's business and results of operations may be materially adversely affected by competitors who independently develop substantially equivalent technology. In addition, there can be no assurance that confidentiality agreements will not be breached or that the Company will have adequate remedies for any such breach. The Company's competitive industries may be affected by an increasing number of patents and frequent litigation based on allegations of patent and other intellectual property infringement. To the knowledge of the Company there are no such claims pending against or involving the Company. There can be no assurance that third parties will not assert infringement claims against the Company in the future, that assertions by such parties will not result in costly litigation, or that the Company would prevail in any such litigation or be able to license any valid and infringed patents from third parties on commercially reasonable terms. Further, such litigation, regardless of its outcome, could result in substantial costs to and diversion of effort by the Company. Any infringement claim or other litigation against or by the Company could have a material adverse effect on the Company's business and results of operations. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as U.S. law.

  PRODUCT LIABILITY

       Some of the Company's products, such as those sold by the document management division, are used to provide information that relates to the customer's enterprise operations and information that may be used in other critical applications. Any failure by the Company's products to provide accurate and timely information could result in claims against the Company. The Company maintains insurance to protect against claims associated with the use of its products, but there can be no assurance that its insurance coverage would adequately cover any claim asserted against the Company. A successful claim brought against the Company in excess of its insurance coverage could have a material adverse effect on the Company. Even unsuccessful claims could result in the Company's expenditure of funds in litigation and management time and resources. There can be no assurance that the Company will not be subject to product liability claims, that such claims will not result in liability in excess of its insurance coverage or that the Company's insurance will cover such claims or that appropriate insurance will continue to be available to the Company in the future at commercially reasonable rates.

  DEPENDENCE ON KEY PERSONNEL

      The success of the Company is dependent, in part, on its ability to attract and retain qualified technical, marketing, sales and management personnel. Competition for such personnel is intense and the Company's inability to attract and retain additional key employees or the loss of one or more of its current key employees could materially adversely affect the Company's business and results of operations. There can be no assurance that the Company will be successful in hiring or retaining key personnel.

  RISKS DUE TO EXPANDING INTERNATIONAL OPERATIONS

      Sales outside of the United States accounted for approximately 12% and 13% of the Company's total revenues for fiscal years 1997 and 1996, respectively. Sales to foreign customers in the fiscal years 1997 and 1996 have been attributable primarily to the document management division. Further development of foreign distribution channels by all of the Company's divisions, covering potentially all of the Company's products and services, could require a significant investment by the Company, which could adversely affect short-term results of operations. The Company believes that its future revenue growth and profitability in the foreign markets will principally depend on its success in developing these new distribution channels. Failure to increase revenues from the introduction of new products and services to these markets, could have a material adverse effect on the Company's business. Due to its export sales, the Company is subject to the risks of conducting business internationally, including unexpected changes in regulatory requirements, foreign currency fluctuations which could result in reduced revenues or increased operating expenses, tariffs and trade barriers, potentially longer payment cycles, difficulty in accounts receivable collection, foreign taxes, and the burdens of complying with a variety of foreign laws and trade standards. To date, the Company's contracts have all been denominated in U.S. currency, and therefore the Company has not suffered transaction losses due to foreign currency fluctuations. This may not be the case in the future as the Company further develops its foreign distribution channels. Similarly, the Company has not previously engaged in hedging with respect to any foreign currency exposure but may do so in the future. The Company also is subject to general geopolitical risks, such as political and economic instability and changes in diplomatic and trade relationships, in connection with its international operations. In addition, the laws of certain foreign countries may not protect the Company's proprietary technology to the same extent as do the laws of the U.S. There can be no assurance that the risks associated with the Company's international operations will not materially adversely affect the Company's business and results of operations in the future or require the Company to modify significantly its current business practices.

  CONVERTIBLE SECURITIES; SHARES ELIGIBLE FOR FUTURE SALE; DILUTION

       Sales of substantial amounts of the shares of Common Stock currently issued, issuable upon conversion or the exercise of securities convertible into or exercisable for Common Stock or of the shares of Common Stock offered hereby could adversely affect the market value of the Common Stock, depending upon the timing of such sales, and, in the case of convertible and exercisable securities, may effect a dilution of the book value per share of Common Stock.

       As of December 31, 1997, 5,000 shares of the Company's Convertible Preferred Stock were issued and outstanding. Each share of the Convertible Preferred stock is convertible into such number of shares of Common Stock as is determined by dividing the stated value ($1,000) of the shares of Convertible Preferred Stock (as such value is increased by a premium of five percent (5%) per annum based on the number of days the Convertible Preferred Stock is held) by the then current conversion price (which is determined by reference to the Certificate of Amendment designating the Convertible Preferred Stock and the then current market price but is not more than $8.28 per share). If conversion is request on January 28, 1998, the Convertible Preferred Stock would have been convertible into approximately 803,988 shares of Common Stock. Depending on market conditions at the time of conversion, the number of shares issuable could prove to be significantly greater in the event of a decrease in the trading price of the Common Stock. Purchasers of Common Stock could therefore experience substantial dilution upon conversion of the Convertible Preferred Stock. The shares of Common Stock into which the Convertible Preferred Stock may be converted are being registered pursuant to this Registration Statement.

       As of December 31, 1997, approximately 3,977,764 shares of Common Stock were reserved for issuance upon exercise of outstanding warrants and options, the conversion of the Company's Convertible Preferred Stock and pursuant to the Company's employee and director stock option plans. At December 31, 1997, there were 6,970,546 shares of Common Stock outstanding, nearly all of which were freely tradeable without restriction under the Securities Act unless held by affiliates.

                             THE SELLING SHAREHOLDERS

       The following table sets forth certain information regarding the Selling Shareholders, including (i) the name of each Selling Shareholder, (ii) the number of Shares beneficially owned by each Selling Shareholder as of December 31, 1997, and (iii) the maximum number of Shares which may be offered hereby. The information presented is based on data furnished to the Company by the Selling Shareholders. Percentage ownership is based upon 6,970,546 shares of Common Stock outstanding on December 31, 1997.

       The number of shares that may be actually sold by each Selling Shareholder will be determined by such Selling Shareholder. Because each Selling Shareholder may sell all, some or none of the shares of Common Stock which each holds, and because the offering contemplated by this Prospectus is not currently being underwritten, no estimate can be given as to the number of shares of Common Stock that will be held by the Selling Shareholders upon termination of the offering.

       Pursuant to Rule 416 of the Securities Act, Selling Shareholders may also offer and sell additional shares of Common Stock issued with respect to warrants and the Convertible Preferred Stock as a result of stock splits, stock dividends and anti-dilution provisions (including by reason of the floating rate conversion price mechanism of the Convertible Preferred Stock in accordance with the terms thereof).

                                                                SHARES BENEFICIALLY OWNED
                                                                        PRIOR TO               SHARES BEING
                                                                         OFFERING                 OFFERED
                                                                     Number        Percent
 RGC International Investors, LDC  . . . . . . . . . . . . .    1,543,412(1)         18.1%    1,543,412(1)
 John Jellinek . . . . . . . . . . . . . . . . . . . . . . .      378,102(2)          5.4%      251,500(3)
 Joseph Rich . . . . . . . . . . . . . . . . . . . . . . . .      370,484(4)          5.3%      113,500(5)
 Compania Di Investimento Italiani . . . . . . . . . . . . .      200,000(5)          2.8%      200,000
 Forsythe/McArthur . . . . . . . . . . . . . . . . . . . . .      109,000(5)          1.6%      109,000
 Robert G. Lamphere  . . . . . . . . . . . . . . . . . . . .      143,507(6)          2.1%       45,500(5)
 Charles R. Lamphere . . . . . . . . . . . . . . . . . . . .      121,004(6)          1.7%       45,500(5)
 Alpine Capital Partners, Inc. . . . . . . . . . . . . . . .       50,000(7)             *       50,000(5)
 Miami University Foundation . . . . . . . . . . . . . . . .       50,000                *       50,000
 John G. Hamm  . . . . . . . . . . . . . . . . . . . . . . .       44,430(8)             *       15,000
 Christopher Moore . . . . . . . . . . . . . . . . . . . . .        2,225(5)             *        2,225
 Donald Asher  . . . . . . . . . . . . . . . . . . . . . . .       37,200(9)             *       26,000(5)
 Alfred Ziegler  . . . . . . . . . . . . . . . . . . . . . .       30,522                *       30,508
 E. Forbes Gordon  . . . . . . . . . . . . . . . . . . . . .       30,000                *       20,000
 Willard Aaron . . . . . . . . . . . . . . . . . . . . . . .       21,800(5)             *       21,800
 BWJ Partnership . . . . . . . . . . . . . . . . . . . . . .       21,800(5)             *       21,800
 Jeannette Von Witzenburg  . . . . . . . . . . . . . . . . .       20,000(10)            *       20,000
 CGRM Partnership  . . . . . . . . . . . . . . . . . . . . .       13,080(5)             *       13,080
 Michael I. Cleary . . . . . . . . . . . . . . . . . . . . .        5,995(5)             *        5,995
 David Prokupek  . . . . . . . . . . . . . . . . . . . . . .        5,995(5)             *        5,995
 Timothy P. Reiland  . . . . . . . . . . . . . . . . . . . .        5,450(5)             *        5,450
 Christopher Barnes  . . . . . . . . . . . . . . . . . . . .        2,180(5)             *        2,180
 Harlan P. Kleiman . . . . . . . . . . . . . . . . . . . . .       12,800(5)             *       12,800
 Michael Sweeney . . . . . . . . . . . . . . . . . . . . . .        8,400(5)             *        8,400
 Robert Rubin  . . . . . . . . . . . . . . . . . . . . . . .        7,000(5)             *        7,000
 David Slater  . . . . . . . . . . . . . . . . . . . . . . .        7,000(6)             *        7,000
 Frank H. Jellinek, Jr.  . . . . . . . . . . . . . . . . . .        1,000(5)             *        1,000
 Russell Jeppesen  . . . . . . . . . . . . . . . . . . . . .        1,000(5)             *        1,000
 Phillip Kenny . . . . . . . . . . . . . . . . . . . . . . .      178,102(11)            *       51,500(5)
 Irene F. Jellinek . . . . . . . . . . . . . . . . . . . . .        2,500(12)            *        2,500
 David Garbus  . . . . . . . . . . . . . . . . . . . . . . .        1,000                *        1,000
 Sean Kenlon . . . . . . . . . . . . . . . . . . . . . . . .        3,500(5)             *        3,500
 James L. Kropf  . . . . . . . . . . . . . . . . . . . . . .        3,000(5)             *        3,000
 Steven Lamar  . . . . . . . . . . . . . . . . . . . . . . .        2,400(5)             *        2,400
 D&K Stores  . . . . . . . . . . . . . . . . . . . . . . . .       43,600(5)             *       43,600
 Brian Feuer . . . . . . . . . . . . . . . . . . . . . . . .        2,000(5)             *        2,000
 Mark Rabkin . . . . . . . . . . . . . . . . . . . . . . . .        1,875(5)             *        1,875
 Joshua Breen  . . . . . . . . . . . . . . . . . . . . . . .        1,000(5)             *        1,000
 Thomas Griesel  . . . . . . . . . . . . . . . . . . . . . .          800(5)             *          800



*        Less than 1%.

(1)      Includes 150,000 shares of Common Stock issuable upon exercise of the RGC Warrants and 1,393,412 shares of Common Stock issuable upon conversion of Convertible Preferred Stock.  The actual number of shares of Common Stock issuable upon conversion of the Convertible Preferred Stock is indeterminate, and is subject to adjustment and could be materially less or more than the 1,393,412 set forth above depending on factors which cannot be predicted by the Company at this time, including, among other factors, the future market price of the Common Stock.  The 1,393,412 shares of Common Stock included in the Selling Shareholders table represents a good faith estimate of the number of shares of Common Stock that are issuable upon conversion of the Convertible Preferred Stock (including shares issuable as a result of payment of premiums in Common Stock or as a result of conversion default or other default payments).  Pursuant to Rule 416 under the
         Securities Act, the actual number of shares offered hereby, and included in the Registration Statement of which this prospectus forms a part, includes, such additional number of shares of Common Stock as may be issued or issuable upon conversion of the Convertible Preferred Stock by reason of the floating rate conversion price mechanism or other adjustment mechanisms described therein, or by reason of any stock split, stock dividend or similar transaction involving the Common Stock, in order to prevent dilution.  Pursuant to the terms of the Certificate of Amendment designating the
         Convertible Preferred Stock, the actual number of shares of Common Stock issuable upon conversion of the Convertible
         Preferred Stock will equal (i) the aggregate stated value of the shares of Convertible Preferred Stock then being converted (i.e., $1,000 per share), plus a premium in the amount of 5% per annum accruing cumulatively from December 31,
         1997, through the date of conversion (unless the Company chooses to pay such premium in cash or additional shares of
         Convertible Preferred Stock), divided by (ii) a conversion price equal to the lower of $8.28 per share and the lowest two-day average closing price of the Common Stock (as determined in accordance with the Certificate of Amendment designating the Convertible Preferred Stock) during a specified 20-day trading period immediately prior to such conversion (subject to adjustment in accordance with the Certificate of Amendment designating the Convertible Preferred
         Stock).  Except under certain limited circumstances, the Convertible Preferred Stock is not convertible to the extent that the shares to be received upon such conversion or exercise would equal or exceed 20% of the outstanding Common
         Stock.  Therefore, the number of shares set forth herein and which a stockholder may sell pursuant to this Prospectus may exceed the number of shares of Common Stock such stockholder would otherwise beneficially own as determined pursuant to
         Section 13(d) of the Exchange Act.  Pursuant to the terms of the Convertible Preferred Stock, the shares of Convertible
         Preferred Stock are convertible by any holder only to the extent that the number of shares of Common Stock thereby issuable, together with the number of shares of Common Stock owned by such holder and its affiliates (but not including shares of Common Stock underlying unconverted shares of Convertible Preferred Stock) would not exceed 4.99% of the then outstanding Common Stock as determined in accordance with Section 13(d) of the Exchange Act unless such stockholder notifies the Company of its intent to convert an amount of Convertible Preferred Stock that causes such stockholder to own more than 4.99% of the Common Stock at least sixty-one days prior to the date of such conversion.  Accordingly, the number of shares of Common Stock set forth in the table for this Selling Stockholder exceeds the number of shares of
         Common Stock that this Selling Shareholder beneficially owns as of December 31, 1997.  In that regard, beneficial ownership of this Selling Shareholder set forth in the table is not determined in accordance with Rule 13d-3 under the
         Exchange Act.
(2)      Includes (i) 200,000 shares of Common Stock held by Jelco Ventures, Inc., (ii) 126,602 shares of Common Stock held by
         Jelken LLC, and (iii) 51,500 shares of Common Stock issuable upon exercise of stock purchase warrants held by Jelken LLC.
         Mr. Jellinek shares voting power with Phillip Kenny for all shares held by Jelken LLC.
(3)      Includes 200,000 shares of Common Stock held by Jelco Ventures, Inc. and 51,500 shares of Common Stock issuable upon exercise of stock purchase warrants held by Jelken LLC.
(4)      Includes 113,500 shares issuable upon exercise of warrants.
(5)      Consists of shares issuable upon exercise of stock purchase warrants.
(6)      Includes shares issuable upon exercise of stock purchase warrants.
(7)      Consists of shares issuable upon exercise of warrants held by Alpine Capital Partners, Inc. for which Evan Bines has full voting and dispositive power.
(8)      Includes 29,430 shares of Common Stock held jointly with his wife.
(9)      Includes (i) 26,000 shares issuable upon exercise of stock purchase warrants that are held by DF Investments, for which
         Mr. Asher has full voting and dispositive power, (ii) 5,600 shares held by Mr. Asher's wife, and (iii) 5,600 shares held by Mr. Asher.
(10)     Consists of shares issuable upon exercise of stock purchase warrants held in trust under which Ms. Van Witzenburg, as trustee, has full dispositive and voting power.
(11)     Consists of the shares described in note (2)(ii) and (iii) above.
(12)     Consists of shares issuable upon exercise of stock purchase warrant held in trusts under which Ms. Jellinek, as trustee, has full dispositive and voting power.


RELATIONSHIPS WITH THE COMPANY

     On December 31, 1997, Registrant issued to RGC International Investors, LDC ("RGC"), 5,000 shares of Convertible Preferred Stock and warrants to purchase 150,000 shares of Common Stock ("RGC Warrants") pursuant to a Securities Purchase Agreement. The Convertible Preferred Stock is convertible at a price based upon the market price for the Common Stock during the trading period preceding conversion but not more than $8.28 per share. The RGC Warrants are exercisable at $7.95 per share. Any Convertible Preferred Stock outstanding on December 31, 2000 will be automatically converted into Common Stock and the RGC Warrants expire on December 31, 2001. The RGC Warrants require adjustments of the exercise price and the number of shares of Common Stock issuable if the Company issues additional shares of Common Stock (other than pursuant to presently outstanding warrants and other convertible securities, as well as under Board approved employee/director option plans) at prices less than the then market price. The Convertible Preferred Stock is subject to mandatory redemption, at 118% of stated value per share ($1,000), and the Company is subject to penalties, under a variety of circumstances, including failure to list the underlying Common Stock on the American Stock Exchange and failure to register the resale of the underlying Common Stock under the Securities Act. At the Company's option, the Convertible Preferred Stock may be redeemed after December 31, 1998 at the greater of Parity Value (as defined therein) or 130% of its stated value. The Convertible Preferred Stock is entitled to dividends, at the rate of 5% per annum, payable in cash or, at the Company's election, in additional shares of Convertible Preferred Stock. Pursuant to the Securities Purchase Agreement, the Company agreed to file, and has filed, with the Commission, under the Act, a Registration Statement on Form S-3, of which this Prospectus forms a part, with respect to the resale of the shares and agreed to use its best efforts to keep such Registration Statement effective until such date as all of the shares have been resold, or such time as all of the shares held by RGC can be sold immediately without compliance with the registration requirement of the Securities Act, pursuant to Rule 144 or otherwise. The sale of the Preferred Stock and the RGC Warrants was arranged by Shoreline Pacific Institutional Finance, the Institutional Division of Financial West Group ("Shoreline"), who received a fee of $250,000 plus warrants, exercisable at $6.625 and expiring on December 31, 2000, to purchase 20,000 shares of Common Stock. The warrants issued to Shoreline have been allocated among Messrs. Kleiman, Kropf, Lamar and Griesel.

     Mr. Hamm has been a director of the Company since 1985. At September 30, 1994, the Company was owed approximately $4.1 million plus accrued interest by Ozite Corporation ("Ozite"). John G. Hamm held a substantial interest in Ozite. Mr. Hamm was a director of Ozite from 1984 to 1994, Vice President-Finance of Ozite from 1990 to 1994 and a director of Plastic Specialties & Technologies, Inc. ("PST"), a majority-owned subsidiary of Ozite, from 1993 to January 1996. Due to uncertainties about collecting these funds, the receivable from Ozite was written off and charged against earnings in 1991.
On July 26, 1995, Ozite shareholders approved a merger of Ozite with Pure
Tech International, Inc. ("Pure Tech") with Pure Tech being the surviving corporation. As a condition of the merger, Ozite was required to secure a general release from the Company and to surrender certain securities in satisfaction of the amount owed to the Company. As a result, the Company received 311,025 shares of Pure Tech common stock, 267,203 shares of ARTRA Group Incorporated ("ARTRA") Common Stock, and approximately 932 shares of ARTRA Preferred Stock. Subsequently, the Company sold all 311,025 shares of Pure Tech for net proceeds of $1,027,466. During fiscal 1996, the remaining securities consisting of ARTRA Common Stock and ARTRA Preferred Stock were sold for net proceeds of $815,000, which were recorded as a capital contribution.

     In 1994, the Board voted to compensate Mr. Hamm $150,000 for previously uncompensated services as a consultant rendered to the Company over the prior ten years. During that period, Mr. Hamm coordinated the preparation of public filings made by the Company, reviewed acquisition proposals and was involved in investor relations. The Board authorized Mr. Hamm to receive (i) $100,000 in cash, and (ii) either $50,000 in shares of Common Stock (10,000 shares) or 10 year warrants to purchase 16,667 shares of Common Stock at $5.00 per share, as Mr. Hamm elects. In May 1996, the Company paid Mr. Hamm $77,000 and signed a promissory note for $88,000 payable in equal monthly installments of $15,000 beginning June 1, 1996. The cash payment and the promissory note fulfilled the Company's entire obligation to Mr. Hamm. At the Company's request, payments to Mr. Hamm were suspended on September 1, 1996 due to cash flow constraints. At September 30, 1996, the unpaid compensation was $44,500. Payments to Mr. Hamm resumed in fiscal 1997, and the Company's entire obligation to Mr. Hamm, with respect to his unpaid compensation, was satisfied as of January 1998. In connection with these payments, Mr. Hamm exercised his stock purchase warrants to purchase 15,000 shares of Common Stock.

     Mr. Jellinek was the Chief Executive Officer of the Company from June 1993 to September 1996 and a director of the Company from June 1993 to December 1996. Mr. Kenny was a director of the Company from June 1993 to December
1996. In December 1997, Communicate Direct, Inc., a wholly-owned subsidiary of the Company ("CDI"), sold its operations that support its Fujitsu maintenance base in the Chicago metropolitan area to a new company formed by Messrs. Jellinek and Kenny. The buyer acquired certain assets in exchange for a $209,000 promissory note and the assumption of trade payables of at least $624,000. In addition, at the closing the buyer paid off $438,000 of existing Company bank debt and entered into a sub-lease of CDI's facility in Buffalo Grove, Illinois. At the closing, the buyer merged with Telecom Midwest, LLC. and Messrs. Jellinek and Kenny and two other shareholders of the merged company personally guaranteed trade payables. The personal guarantees of the promissory note are several. The personal guarantees of the sub-lease are limited to $400,000 and are on a joint and several basis.
The personal guarantees of trade payables are on a joint and several basis but are limited to Messrs. Jellinek and Kenny. Concurrent with this transaction, Messrs. Jellinek and Kenny resigned from the Company's board.
The transaction was approved by the disinterested members of the Company's board.

     In June 1996, the Company acquired the exclusive worldwide manufacturing rights to IMNET Systems, Inc.'s ("IMNET") MegaSAR Microfilm Jukebox and completed and amended its obligations under a previous agreement. In addition to becoming the exclusive manufacturer of the MegaSAR for IMNET, the Company issued a $2.9 million note for prepaid license fees, software inventory, the manufacturing rights, and certain other payables. Approximately $2.5 million was paid on this note during the fourth quarter of fiscal 1996. The Company has a receivable from IMNET of $176,000. The transaction was approved by the disinterested members of the Company's board. Following the transaction, Messrs. Jellinek and McDonough, a former director of the Company, resigned from IMNET's board, and James Gordon, director of IMNET, resigned from the Company's Board.

     During the fourth quarter of fiscal 1996, the Company decided to integrate the IMNET microfilm retrieval software with another software developer's product, which the Company was already distributing. The integrated product will require less IMNET software than previously assumed. As a result, the Company recorded a one-time charge of $1.5 million to write-off software inventory. Since the acquisition of the manufacturing rights from IMNET, the transfer of all of the technical and manufacturing know-how has been delayed due to technical difficulties. In July 1997, the Company and IMNET further amended the June 1996 Agreement. In an attempt to facilitate the technology transfer, the Company accepted an order from IMNET for the first 14 MegaSAR units to be manufactured by the Company. A portion of the payment for these initial units would be applied against the outstanding promissory note. The transfer of the technology and the parts needed for production was to have occurred no later than September 1, 1997. As of September 30, 1997, the transfer to the Company of the technical and manufacturing know-how for this product offering has continued to be delayed. Despite the ongoing negotiation and cooperation between the two parties, the Company determined there was a potential material risk in completing the technology transfer and getting the product to market.
As a result, in the fourth quarter of fiscal 1997, the Company recorded a one-time charge to write-off the remaining $1.0 million in assets associated with this transaction. The Company is currently negotiating with IMNET to either complete the transfer or seek an alternative solution. During fiscal 1996, the Company sold its entire holdings in IMNET for net proceeds of $7.7 million. Accordingly, the Company recorded a gain on the sale of the securities of $5.7 million.

     Mr. Ziegler was the Vice President and Secretary of the Company from 1978 to February 1996 and a director of the Company from 1977 to 1996.


                              PLAN OF DISTRIBUTION

     The Company will not receive any proceeds from the sale of the Shares offered hereby. The Selling Shareholders have advised the Company that the Shares may be sold by the Selling Shareholders or their respective pledgees, donees, transferees or successors in interest, in one or more transactions (which may involve one or more block transactions) on the American Stock Exchange, in sales occurring in the public market of such Exchange, in privately negotiated transactions, through the writing of options on shares, short sales or in a combination of such transactions; that each sale may be made either at market prices prevailing at the time of such sale or at negotiated prices; that some or all of the Shares may be sold through brokers acting on behalf of the Selling Shareholders or to dealers for resale by such dealers; and that in connection with such sales such brokers and dealers may receive compensation in the form of discounts and commissions from the Selling Shareholders and may receive commissions from the purchasers of Shares for whom they act as broker or agent (which discounts and commissions are not anticipated to exceed those customary in the types of transactions involved). Any broker or dealer participating in any such sale may be deemed to be an "underwriter" within the meaning of the Securities Act and will be required to deliver a copy of this Prospectus to any person who purchases any of the Shares from or through such broker or dealer. The Company has been advised that, as of the date hereof, none of the Selling Shareholders have made any arrangements with any broker for the sale of their Shares.

     In offering the Shares covered hereby, the Selling Shareholders and any broker-dealers and any other participating broker-dealers who execute sales for the Selling Shareholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profits realized by the Selling Shareholders and the compensation of such broker-dealer may be deemed to be underwriting discounts and commissions. In addition, any Shares covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

     In order to comply with certain states' securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the Shares may not be sold unless the Shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. Under applicable rules and regulations under Regulation M, any person engaged in the distribution of the shares may not simultaneously engage in market making activities, subject to certain exceptions, with respect to the Common Stock of the Company for a period of five business days prior to the commencement of such distribution and until its completion. In addition and without limiting the foregoing, each Selling Shareholder will be subject to the applicable provisions of the Securities Act and Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of the Company's Common Stock by the Selling Shareholders.

     The Company will bear all expenses of the offering of the Shares, except that the Selling Shareholders will pay any applicable underwriting commissions and expenses, brokerage fees and transfer taxes, as well as the fees and disbursements of counsel to and experts for the Selling Shareholders.

     Pursuant to the terms of registration rights agreements with certain of the Selling Shareholders, the Company has agreed to indemnify and hold harmless such Selling Shareholders from certain liabilities under the Securities Act.


                                     EXPERTS


     The consolidated financial statements of the Company appearing in the Company's Annual Report on Form 10-K for the year ended September 30, 1997 have been audited by Coopers & Lybrand L.L.P., independent certified public accountants, as set forth in their reports thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following are the expenses (estimated except for the SEC registration fee) for the issuance and distribution of the securities being registered, all of which will be paid by the Registrant.


     SEC registration fee . . . . . . . . .   $ 5,123
     Fees and expenses of counsel . . . . .    20,000
     Fees and expenses of accountants . . .    10,000
     Listing fees . . . . . . . . . . . . .    17,500
     Transfer agent fees  . . . . . . . . .     5,000
     Miscellaneous  . . . . . . . . . . . .    17,377
          Total   . . . . . . . . . . . . .   $75,000


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The New York Business Corporation Law and the By-laws of the Registrant provide for indemnification of directors and officers for expenses (including reasonable amounts paid in settlement) incurred in defending actions brought against them.

     The Company's Certificate of Incorporation provides that no contract or other transaction between the corporation and any other corporation shall be affected or invalidated by the fact that any one or more of the directors of the Company is or are interested in or is a director or officer, or are directors or officers, of such other corporation, and any director or directors, individually or jointly, may be a party or parties to or may be interested in any contractor transaction of the Company, or in which the Company is interested, and no contract, act or transaction of the Company with any person or persons, firms or corporations shall be affected or invalidated by the fact that any director or directors of the Company is a party or are parties to, or interested in, such contract, act or transaction, or in any way connected with such person or persons, firms or corporations, and each and every person who may become a director of the Company is hereby relieved from any liability that might otherwise exist from contracting with the Company for the benefit of himself or any firm or corporation in which he may be in anyway interested.

     The Company's Bylaws provide that the Company may indemnify any person made, or threatened to be made, a party to a civil or criminal action or proceeding (other than one by or in the right of the Company to procure a judgment in its favor), by reason of the fact that he was a director or officer of the Company, or serves another entity in any capacity at the request of the Company, against judgments, fines, settlement amounts and reasonable expenses, including actual and necessary attorneys' fees, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other entity, not opposed to, the best interest of the Company, and, in criminal actions or proceedings, had no reasonable cause to believe that his conduct was unlawful ("Good Faith"). The termination of any such action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such director or officer did not act in Good Faith.

     Under the Company's Bylaws, a person who has been successful, on the merits or otherwise, in the defense of an action or proceeding described above shall be entitled to indemnification. Except as provided in immediately preceding sentence, any indemnification under the above paragraph or otherwise permitted by Section 721 of the New York Business Corporation Law, unless ordered by a court of competent jurisdiction, shall be made by the Company, only if authorized in the specific case: (i) by the Board of Directors acting by a quorum consisting of disinterested directors, or (ii) if a quorum is not obtainable or a quorum of disinterested directors so directs, by the Board, upon the opinion of independent legal counsel that indemnification is proper in the circumstances, or by the shareholders.

     Under the Company's Bylaws, the Company may indemnify any person made, threatened or threatened to be made, a party to an action by or in the right of the Company to procure a judgment in its favor by reason of this fact that he is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of any other entity against amounts paid in settlement and reasonable expenses, including actual and necessary attorneys' fees, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other entity, not opposed to, the best interest of the Company, except, that no indemnification under this paragraph shall be made in respect of (i) a threatened action, or a pending action if settled or otherwise disposed of, or
(ii) any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company, unless the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines that the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

     Under the Company's Bylaws, the Company shall have the power to purchase and maintain insurance to satisfy its indemnification obligations hereunder, or to indemnify directors and officers in instances in which they may not otherwise be indemnified by the Company under certain circumstances. No insurance may provide for any payment, other than the cost of defense, to or on behalf of any director or officer: (i) if it is established that his acts were committed in bad faith or with deliberate dishonesty, were material to the cause of the adjudicated action, or that he personally and illegally gained a financial profit or other advantage, or (ii) in relation to any risk, the insurance of which is prohibited under New York state insurance law.

     Under the Company's Bylaws, the indemnification and advancement of expenses shall not be deemed the exclusive right of any other rights to which a director or officer may be entitled, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally and illegally gained a financial profit or other advantage. No indemnification, advancement or allowance shall be made in any circumstances if (i) the indemnification would be inconsistent with a provision of the Company's Certificate of Incorporation, By-laws, Board or shareholders resolutions, an agreement or other proper corporate action, that is in effect at the time of the accrual of the alleged cause of action, which prohibits or limits indemnification, or (ii) the court states that indemnification would be inconsistent with any condition with respect to indemnification expressly imposed by the court in a court-approved settlement. If any amounts are paid by indemnification, otherwise than by court order or action by the shareholders, the Company shall mail to its voting shareholders, a statement describing the terms of the indemnification and any corporate action taken with respect to the indemnification.

     The Registrant maintains directors and officers liability insurance covering all directors and officers of the Registrant against claims arising out of the performance of their duties.


ITEM 16.  EXHIBITS.

Exhibit
Number    Description of Exhibit

 4.1      Certificate of Incorporation, as amended.
 4.2 By-Laws, as amended (incorporated herein by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for the year ended September 30, 1993).
  5       Opinion of McDermott, Will & Emery.
23.1      Consent of McDermott, Will & Emery (included as part of Exhibit 5).
23.2      Consent of Coopers & Lybrand L.L.P.
 24       Powers of Attorney (included on signature page of the Registration
          Statement).

ITEM 17.  UNDERTAKINGS.

1. (a) The undersigned Registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

          (ii) To reflect in the prospectus any facts or events arising after the date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in any information in the Registration Statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that the undertakings set forth in paragraph (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

     (b) The undersigned Registrant hereby undertakes that, for determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned Registrant hereby undertakes to file a post-effective amendment to remove from registration any of the securities that remain unsold at the termination of the offering.

     (d) The undersigned Registrant hereby undertakes that for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

2. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned Registrant pursuant to the foregoing provisions, or otherwise, the undersigned Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned Registrant of expenses incurred or paid by a director, officer or controlling person of the undersigned Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.




                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Mountain View, California on January 29, 1998

                                   SOFTNET SYSTEMS, INC.


                                   By:  /s/ A.J.R. Oosthuizen
                                        A.J.R. Oosthuizen,
                                        President and Chief Executive Officer


                                POWER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints A.J.R. Oosthuizen and Ian B. Aaron and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (including his capacity as a director and/or officer of SoftNet Systems, Inc.) to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on January 29, 1998.

            Signature                         Title

      /s/ A.J.R. Oosthuizen      President; Chief Executive
        A.J.R. Oosthuizen        Officer
                                 (Principal Executive Officer)

        /s/ Mark Phillips        Treasurer
          Mark Phillips          (Principal Financial and
                                 Accounting Officer)

        /s/ Ronald Simon         Director
          Ronald Simon

        /s/ Ian B. Aaron         Director
          Ian B. Aaron

        /s/ John G. Hamm         Director
          John G. Hamm